PROSPECTUS SUPPLEMENT	Filed Pursuant to 424(b)(2)
(To Prospectus dated October 17, 2008)	Registration No. 333-146540

$475,000,000

Common Shares

We have entered into an ATM Equity OfferingSM Sales Agreement, dated May 7, 2009, with Merrill Lynch, Pierce, Fenner & Smith Incorporated, or Merrill Lynch, for the offer and sale of up to $475 million of our common shares.  We previously entered into an ATM Equity OfferingSM Sales Agreement, dated January 28, 2009, with Merrill Lynch, for the offer and sale of up to $500.0 million of our common shares.  We completed the sale of 95,669,595 common shares pursuant to this January 28, 2009 sales agreement, resulting in net proceeds of approximately $487.5 million after commissions and before deducting expenses of the offering.

In accordance with the terms of the sales agreement, we may offer and sell our common shares at any time and from time to time through Merrill Lynch as our sales agent.  Sales of the common shares, if any, will be made by means of ordinary brokers’ transactions on The Nasdaq Global Select Market or otherwise at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.

Our common stock is listed on The Nasdaq Global Select Market under the symbol “DRYS.” The last reported sale price of our common stock on The Nasdaq Global Select Market on May 6, 2009 was $10.70 per share.

Investing in our common stock involves a high degree of risk.

See the risk factors on page S-3 of this prospectus supplement, the risk factors beginning on page 8 in our Report on Form 6-K filed on May 6, 2009, the risk factors beginning on page 5 in our annual report on Form 20-F/A filed on April 3, 2009, and the risk factors beginning on page 20 of the prospectus dated October 17, 2008, to read about the risks you should consider before purchasing our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Merrill Lynch will receive from us a commission equal to 2.125% of the gross sales price per share for any common shares sold through it as our sales agent under the sales agreement.  Subject to the terms and conditions of the sales agreement, Merrill Lynch will use its commercially reasonable efforts to sell on our behalf any common shares to be offered by us under the sales agreement.

Merrill Lynch & Co.
The date of this prospectus supplement is May 7, 2009

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and the securities offered hereby, and also adds to and updates information contained in the accompanying base prospectus and the documents incorporated by reference into this prospectus supplement and the base prospectus. The second part, the base prospectus, gives more general information and disclosure. When we refer only to the prospectus, we are referring to both parts combined, and when we refer to the accompanying prospectus, we are referring to the base prospectus.

If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. This prospectus supplement, the accompanying prospectus and the documents incorporated into each by reference include important information about us, the common shares being offered and other information you should know before investing. You should read this prospectus supplement and the accompanying prospectus together with the additional information described under the heading, “Where You Can Find Additional Information” in the accompanying prospectus before investing in our common shares.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should,” and “expect” reflect forward-looking statements.

Please note in this document, “we,” “us,” “our,” and “the Company,” all refer to DryShips Inc. and its subsidiaries.

All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

●	future operating or financial results;

●	statements about planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;

●	our ability to enter into new contracts for our drilling rigs and drillships, and future utilization rates and contract rates for drilling rigs and drillships;

●
future capital expenditures and investments in the construction, acquisition and refurbishment of drilling rigs and drillships (including the amount and nature thereof and the timing of completion thereof);

●	statements about drybulk shipping market trends, including charter rates and factors affecting supply and demand;

●	our ability to obtain additional financing;

●	expectations regarding the availability of vessel acquisitions; and

●	anticipated developments with respect to pending litigation.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained in this document.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and drybulk vessel, drilling rig and drillship values, failure of a seller to deliver one or more drilling rigs, drillships or drybulk vessels, failure of a buyer to accept delivery of a drilling rig, drillship, or vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in DryShips Inc.’s voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.

RECENT DEVELOPMENTS

Acquisition of Newbuilding Drillships Identified as Hulls 1837 and 1838

On October 3, 2008, we entered into a share purchase agreement to acquire the equity interests of DrillShips Holdings Inc., or DrillShips Holdings, which owns two newbuilding advanced capability drillships for use in ultra deepwater drilling locations, identified as Hull 1837 and Hull 1838, and is controlled by clients of our manager, Cardiff, an affiliated company, including affiliates of Mr. George Economou, our Chairman, Chief Executive Officer and Interim Chief Financial Officer. The drillships are sister vessels to drillship Hulls 1865 and 1866, which are also being constructed by Samsung Heavy Industries, with expected delivery dates in July and September 2011, respectively. The expected cost of construction is approximately $747.5 million per unit.  As of April 30, 2009, $435.9 million has been paid in construction related expenses for these hulls, including $230 million with the proceeds of loan financing payments and $205.9 million in equity contributions by Drillships Holdings.. In connection with the acquisition of these drillships, we will assume construction-related payment obligations totaling $1.1 billion and will assume or have incurred total debt obligations of $230 million.  We have not yet obtained financing for this $1.1 billion of construction-related payment obligations due during 2009 to 2011 for Hulls 1837 and 1838, which amounts to approximately 70% of the purchase price of these drillships.

The consideration payable to the sellers of DrillShips Holdings for these two ultra deepwater drillships will be in the form of newly issued shares of our subsidiary, Primelead Shareholders Inc., or Primelead Shareholders, which owns the stock of Ocean Rig ASA. Primelead Shareholders will issue to the sellers of DrillShips Holdings such number of shares that will be equal to 25% of its then issued and outstanding shares. The percentage of common shares to be issued to the sellers of DrillShips Holdings was determined based on valuations of the two newbuilding drillships prepared by third party appraisers.  In October 2008, we advanced on behalf of the owning companies of newbuilding Hulls 1837 and 1838 construction-related payment obligations in the aggregate amount of $5.0 million.  In conjunction with these payments, we entered into an indemnity agreement with these owning companies, pursuant to which such owning companies undertook to reimburse us for such payments, plus interest at a fixed rate of five percent, if the spin off of Primelead Shareholders does not occur.

Due to the disruptions in the credit markets worldwide and weakness in the energy sector, we do not expect to complete the spin off until the second half of 2009.  We have received the necessary consents from our lenders in order to complete the acquisition of DrillShips Holdings, and our board of directors has determined to proceed with this transaction irrespective of whether the spin off occurs.  Accordingly, pursuant to the terms of the Share Purchase Agreement dated October 3, 2008, filed as Exhibit 10.1 to our Registration Statement on Form F-3 ASR (Registration No. 333-146540), as amended by a Post-Effective Amendment No. 1 on October 20, 2008, we intend to close on the acquisition of DrillShips Holdings during the second quarter of 2009; however, there can be no assurance that we will complete the spin off during the second half of 2009.  If the spin off is delayed or does not occur, we will own and operate a fleet of six ultra deep water semi-submersible drilling rigs, including four newbuildings.  We have not yet secured employment contracts for any of the newbuilding drillships.

RISK FACTORS

We have identified a number of risk factors which you should consider before buying the securities we may offer using this prospectus. These risk factors are incorporated by reference into the Registration Statement of which this prospectus is a part from the Company’s Report on Form 6-K filed on May 6, 2009 and Annual Report on Form 20-F/A filed on April 3, 2009. In addition, you should also consider carefully the risks set forth below, as well as those under the heading “Risk Factors” in the base prospectus before investing in the securities offered hereby. The occurrence of one or more of these risk factors could adversely affect our results of operations or financial condition.

Investment in our shares involves a high degree of risk

The abrupt and dramatic downturn in the drybulk charter market, from which we have derived the large majority of our revenues, has severely affected the drybulk shipping industry and has harmed our business.  The Baltic Dry Index fell 94% from a peak of 11,793 in May 2008 to a low of 663 in December 2008. It has since risen to 2,065 as of May 6, 2009. However, there is no indication that the drybulk charter market will experience any significant recovery over the next several months and the market could decline from its current level.  These circumstances, which result from the economic dislocation worldwide and the disruption of the credit markets, have had a number of adverse consequences for drybulk shipping, including, among other things:

●	an absence of financing for vessels;
●	no active secondhand market for the sale of vessels;
●	extremely low charter rates, particularly for vessels employed in the spot market;
●	charterers seeking to renegotiate the rates for existing time charters;
●	widespread loan covenant defaults in the drybulk shipping industry; and
●	declaration of bankruptcy by some operators and shipowners as well as charterers.

Our loan agreements require that we maintain certain financial and other covenants. The current low drybulk charter rates and drybulk vessel values have affected our ability to comply with these covenants. A violation of these covenants constitutes an event of default under our credit facilities, which would, unless waived by our lenders, provide our lenders with the right to require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities, accelerate our indebtedness and foreclose their liens on our vessels, which would impair our ability to continue to conduct our business. A total of $1.8 billion of indebtedness has been reclassified as current liabilities in our audited consolidated balance sheet for the year ended December 31, 2008 included in our annual report on Form 20-F/A for the year ended December 31, 2008, as a result of the breach of certain covenants contained in our loan agreements.

As of March 31, 2009, we had a working capital deficit of $1.28 billion. Several of our lenders, which collectively held $2.0 billion of our indebtedness as of March 31, 2009, have notified us that we are in breach of certain financial and other covenants contained in our loan agreements.  With respect to our $800 million credit facility with Nordea Bank Finland Plc, or Nordea Bank, as Agent, we have entered into a waiver and amendment agreement regarding the waiver of certain covenants through August 12, 2009. We expect to enter into a new $300 million credit facility with Nordea Bank which will be used to refinance the existing $800 million credit facility. We expect to complete definitive documentation with respect to this new credit facility in the second quarter of 2009.  We have also entered into agreements with Piraeus Bank dated April 15, 2009, for covenant waivers through March 31, 2011, and to restructure our loan facilities. Currently, we are in discussions with our other lenders, which collectively held an aggregate of $1.4 billion of our indebtedness as of March 31, 2009, for waivers and amendments of certain financial and other covenants contained in our loan agreements.  For more information, see “Item 5.B. Liquidity and Capital Resources – Breach of Loan Covenants” in our Annual Report on Form 20-F for the year ended December 31, 2008, filed on April 3, 2009.

If we are unable to obtain waivers or covenant amendments from our banks, our lenders could accelerate our indebtedness and foreclose on our vessels.  In addition, if conditions in the drybulk charter market remain depressed and the market value of our vessels declines even further, we may seek to restructure our outstanding indebtedness.

Accordingly, your investment in our shares could lose most or all of its value.  Please read the risk factors described herein, in the base prospectus and in the documents incorporated by reference herein.

We cannot be assured that we will be able to raise equity and debt financing sufficient to meet our future capital and operating needs.

We expect that the net proceeds of this offering will be $464.9 million; however we cannot assure you that we will be able to sell such amount of common shares.  Furthermore, even if we raise these net proceeds, we cannot be assured that the proceeds will be sufficient to meet our capital and operating needs, particularly if the charter rates in the drybulk charter market remain low for a prolonged period of time.  Based on an assumed offering price of $10.70 per share, which was the last reported closing price of our common shares on the Nasdaq Global Select Market on May 6, 2009, this offering of $475 million of our common shares would result in an offer and sale of 44,392,523 common shares. While we have recently sold 95,669,595 common shares pursuant to prospectus supplements dated January 28, 2009 and April 2, 2009, and are offering up to $475 million of our common shares pursuant to this prospectus supplement, we may have to attempt to sell additional shares in the future to satisfy our capital and operating needs. If we do not reduce our working capital deficit, lenders may be unwilling to provide future financing or will provide future financing at significantly increased rates.  If we sell shares in the future, the prices at which we sell these future shares will vary, and these variations may be significant.  Purchasers of the shares we sell pursuant to future offerings, as well as our existing shareholders, will experience significant dilution if we sell these future shares at prices significantly below the price at which previous shareholders invested.

Investors may experience significant dilution as a result of this offering.

If we sell all of the $475 million of our common shares offered pursuant to this prospectus supplement, we will have 229,152,523 shares of common stock outstanding, which represents in the aggregate an increase of 24% in our issued and outstanding shares of common stock.  Because the sales of the shares offered hereby will be made directly into the market or in negotiated transactions, the prices at which we sell these shares will vary and these variations may be significant.  Purchasers of the shares we sell, as well as our existing shareholders, will experience significant dilution if we sell shares at prices significantly below the price at which they invested.

No financing has been arranged for the acquisition of the two newbuilding drillships under construction, Hulls 1837 and 1838, which we intend to acquire through our subsidiary, Primelead Shareholders, irrespective of whether the spin off of Primelead Shareholders occurs.

As discussed above, whether or not the spin off of Primelead Shareholders occurs, we intend to acquire DrillShips Holdings, an entity controlled by clients of Cardiff, an affiliated company, including affiliates of Mr. George Economou, our Chairman, Chief Executive Officer and Interim Chief Financial Officer, and which owns contracts for construction of Hulls 1837 and 1838, in exchange for 25% of the then-outstanding shares of Primelead Shareholders.  On October 3, 2008, DrillShips Holdings signed contracts to purchase Hulls 1837 and 1838, for which, as of April 30, 2009, there are $1.1 billion in remaining construction-related payment obligations. Financing has not been arranged for these payments. Furthermore, we will assume indebtedness of $230 million in connection with the acquisition of DrillShips Holdings, which is in addition to the indebtedness we have incurred, and will incur, to finance our drybulk fleet and its operations, as well as drillship Hulls 1865 and 1866.  Such additional indebtedness may have a material adverse effect on our ability to comply with our loan covenants and service our indebtedness, and impact our profitability and cash flows.

The continued steep decline in the price of crude oil may affect the revenues that we are able to earn from our drilling rigs and the rates we are able to negotiate for our newbuilding drillships.

The price of crude oil is volatile and fell sharply despite significant reductions in crude production announced by OPEC. Changes in crude oil prices often affect oil exploration and drilling activities that, in turn, drive changes in the contract rates for oil drilling equipment, such as deep sea oil rigs and drillships, or, possibly, cause the suspension of exploration and drilling programs. Such changes and any such suspension could affect the rates which we receive for these rigs when their contracts expire, with the result that we would recognize less revenue from their operations. We entered into an agreement on April 8, 2009 for the Leiv Eiriksson for a three year period with Petróleo Brasileiro S.A. at a maximum day rate of $583,000, including a bonus based on operational performance. The contract is expected to commence upon the expiration of the rig’s current employment at a rate of $511,000, which is set to expire in September 2009. The contract for the Eirik Raude, which earns $629,000 per day on average over the contract period, expires in October 2011. We have not yet secured employment contracts for any of the four newbuilding drillships that we have agreed to acquire.  Were the spin off of our subsidiary, Primelead Shareholders, not to occur, and if the price of crude oil were to remain at, or fall further from, its already depressed levels, we may not be able to negotiate charter agreements for Hulls 1837, 1838, 1865 or 1866 at attractive rates or at all.

We may be unable to fulfill our obligations under our agreements to acquire three newbuilding drybulk vessels and to complete the construction of two newbuilding drybulk vessels that are expected to be delivered to us in 2009 and 2010.

 We currently have contracts to acquire three newbuilding drybulk vessels and to complete the construction of two newbuilding drybulk vessels, for which we will be required to procure additional financing of approximately $215.6 million.  Specifically, one of these newbuilding vessels is a Capesize vessel with delivery scheduled in the summer of 2009 and for which we have paid $24.7 million as of April 30, 2009, and would be required to obtain financing in the amount of $91.6.  The remaining newbuilding vessels are scheduled to be delivered in 2010.

 Our ability to obtain financing in the current economic environment, particularly for the acquisition of drybulk vessels, which are experiencing low charter rates and depressed vessel values, is limited and unless there is an improvement in our cash flow from operations and we are successful in obtaining debt financing, we may not be able to complete these transactions and we could lose our deposit money, which amounts to $80.4 million for the drybulk carriers as of April 30, 2009, and we may incur additional liability and costs.

USE OF PROCEEDS

We will use the net proceeds from the sale of securities offered by this prospectus supplement to opportunistically acquire additional drybulk vessels in the current market environment, and for working capital, existing capital expenditures, repayment of indebtedness, general corporate purposes and, as needed, to continue to enhance our liquidity and to assist us in complying with our loan covenants.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of March 31, 2009:

•	on an actual basis;

•
on an adjusted basis to give effect to (i) the additional drawdown of $2.2 million for newbuilding Hulls 1865 and 1866; (ii) loan installment payments and loan repayments of $190.8 million made in April 2009; (iii) our issuance and sale of 24,404,595 common shares pursuant to our prospectus supplement dated April 2, 2009, resulting in net proceeds of $116.9 million after deducting issuance costs of $3 million; and (iv) our issuance of 6,500,000 common shares pursuant to our cancellation of the purchase agreements for nine Capesize drybulk carriers;

•
on a further adjusted basis, giving effect to (i) loan commitments already incurred of $230 million to finance payments made under the newbuilding contracts for drillships 1837 and 1838, and (ii) our issuance and sale of $475 million of our common shares pursuant to this prospectus supplement, or 44,392,523 common shares, at an assumed offering price of $10.70 per share, which was the last reported closing price of our common stock on May 6, 2009, resulting in net proceeds of $464.9 million after deducting estimated issuance costs of $10.1 million.

	As of March 31, 2009
	Actual	As Adjusted (1)	As Further Adjusted (2) (3)
	(in thousands of U.S. dollars)

Cash and cash equivalents	$215,578	$141,703	$606,609

Restricted cash(3)	$506,837	$506,837	$506,837

Total debt, including current portion	$2,888,120	$2,699,507	$2,929,507

Shareholders’ equity
Preferred stock, $0.01 par value; 500,000,000 shares authorized, none issued	-	-	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized, 153,855,405 shares issued and outstanding at March 31, 2009; 184,760,000 shares issued as adjusted; 229,152,523 shares as further adjusted (4)	1,539	1,848	2,292
Additional paid-in capital	1,630,592	1,747,232	2,211,694
Accumulated other comprehensive loss	(41,476)	(41,476)	(41,476)
Retained Earnings	65,547	65,547	65,547
Total shareholders’ equity	1,656,202	1,773,151	2,238,057
Total capitalization	$4,544,322	$4,472,658	$5,167,564

(1) There have been no significant adjustments to our capitalization since May 7, 2009, as so adjusted.

(2) Assumes a sale price of $10.70 per share, which was the last reported closing price of our common stock on May 6, 2009.

(3) Restricted cash represents bank deposits to be used to fund loan installments coming due and minimum cash deposits required to be maintained with certain banks under our borrowing arrangements.

(4) Does not include “out of the money” five-year warrants issued to entities controlled by our Chairman, Chief Executive Officer and Interim Chief Financial Officer, George Economou for the purchase of up to 3.5 million common shares with exercise prices, depending on the relevant tranches, of between $20 and $30 per share.

The table above includes $177 million in debt incurred in respect of the drillship newbuilding contracts for Hulls 1865 and 1866, which are owned by the Company, and $230 million in debt incurred in respect of the newbuilding contracts for Hulls 1837 and 1838, which have not yet been acquired. However, the table above does not include $205.9 million in equity payments already made by DrillShips Holdings to finance payments made under the drillship newbuilding contracts for Hulls 1837 and 1838, and an additional $1.1 billion of construction-related payment obligations due in 2009 and afterwards, the financing for which has not yet been arranged.

PLAN OF DISTRIBUTION

We have entered into a sales agreement with Merrill Lynch under which we may issue and sell from time to time up to $475 million of our common shares through Merrill Lynch as our sales agent.  The Company issued and sold a total of 95,669,595 common shares pursuant to its prospectus supplements dated January 28 and April 2, 2009, the net proceeds of which were approximately $487.5 million after commissions and before deducting expenses of the offering. This prospectus supplement relates to the offer of up to an additional $475 million of our common shares pursuant to the sales agreement.  Sales of our common shares, if any, will be made by means of ordinary brokers’ transactions on The Nasdaq Global Select Market, or Nasdaq, otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. As agent, Merrill Lynch will not engage in any transactions that stabilize our common shares.

Merrill Lynch will offer the common shares subject to the terms and conditions of the sales agreement on a daily basis or as otherwise agreed upon by us and Merrill Lynch. We will designate the maximum amount and minimum price of common shares to be sold through Merrill Lynch on a daily basis or otherwise determine such amounts together with Merrill Lynch. Subject to the terms and conditions of the sales agreement, Merrill Lynch will use its commercially reasonable efforts to sell on our behalf all of the designated common shares. We may instruct Merrill Lynch not to sell common shares if the sales cannot be effected at or above the price designated by us in any such instruction. We or Merrill Lynch may suspend the offering of common shares being made through Merrill Lynch under the sales agreement upon proper notice to the other party.

Merrill Lynch will receive from us a commission equal to 2.125% of the gross sales price per share for any common shares sold through it as our sales agent under the sales agreement. The remaining sales proceeds, after deducting any expenses payable by us and any transaction fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal our net proceeds for the sale of such common shares.

Merrill Lynch will provide written confirmation to us following the close of trading on The Nasdaq Global Select Market each day in which common shares are sold by it for us under the sales agreement. Each confirmation will include the number of common shares sold on that day, the gross sales price per common share, the net proceeds to us, and the compensation payable by us to Merrill Lynch.

Settlement for sales of common shares will occur, unless the parties agree otherwise, on the third business day that is also a trading day following the date on which any sales were made in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust, or similar arrangement.

We will report at least quarterly the number of common shares sold through Merrill Lynch under the sales agreement, the net proceeds to us, and the compensation paid by us to Merrill Lynch in connection with the sales of common shares.

In connection with the sale of the common shares on our behalf, Merrill Lynch may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, or the Securities Act, and the compensation paid to Merrill Lynch may be deemed to be underwriting commissions or discounts. We have agreed in the sales agreement to provide indemnification and contribution to Merrill Lynch against certain civil liabilities, including liabilities under the Securities Act.

If Merrill Lynch or we have reason to believe that the exemptive provisions set forth in Rule 101(c)(1) of Regulation M under the Securities Exchange Act of 1934 are not satisfied, that party will promptly notify the other and sales of common shares under the sales agreement will be suspended until that or other exemptive provisions have been satisfied in the judgment of Merrill Lynch and us.

We estimate that the total expenses of the offering payable by us, excluding discounts and commissions payable to Merrill Lynch under the sales agreement, will be approximately $100,000.

The offering of common shares pursuant to the sales agreement will terminate upon the earlier of (1) the sale of up to $475 million of our common shares offered by this prospectus supplement and the accompanying prospectus and (2) the termination of the sales agreement by either Merrill Lynch or us.

No Sales of Similar Securities by our Chairman, Chief Executive Officer and Interim Chief Financial Officer

Mr. George Economou, our Chairman, Chief Executive Officer and Interim Chief Financial Officer, has agreed that for 60 days from the date of this prospectus supplement (or 60 days from the date of a subsequent prospectus supplement filed in connection with this offering), he will not sell or transfer any shares of our common stock without first obtaining the written consent of Merrill Lynch.  Specifically, Mr. Economou has agreed, subject to certain exceptions, not directly or indirectly, to:

●	offer, pledge, sell or contract to sell any shares of common stock;

●	sell any option or contract to purchase any shares of common stock;

●	purchase any option or contract to sell any shares of common stock;

●	grant any option, right or warrant for the sale of any shares of common stock;

●	lend or otherwise dispose of or transfer any shares of common stock;

●	request or demand that we file a registration statement related to the common stock; or

●
enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any shares of common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

These lock-up provisions apply to our common stock and to securities convertible into or exchangeable or exercisable for or repayable with our common stock.  These provisions also apply to common stock owned now or acquired later by such persons or for which such persons later acquire the power of disposition.  In the event that either (a) during the last 17 days of the 60-day period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (b) prior to the expiration of the 60-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 60-day restricted period, the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.  The lock-up provisions do not apply to transfers to immediate family or donees who receive such securities as bona fide gifts; provided that such transferees agree to substantially the same transfer restrictions on the securities they receive.

Registration Rights

      In connection with the cancellation of our agreement to purchase nine Capesize drybulk carriers, dated March 6, 2009, we have agreed to register with the Securities and Exchange Commission (i) the 6.5 million common shares issued pursuant to this cancellation and (ii) up to 3.5 million common shares issuable upon exercise of the warrants issued pursuant to this cancellation, for resale promptly following the expiration of the applicable six month lock up period, to the extent such common shares and/or common shares issued upon exercise of the warrants are not eligible to be resold within a 90-day period from the date of such expiration pursuant to Rule 144 under the Securities Act of 1933, as amended. This transaction closed on April 8, 2009.

LEGAL MATTERS

The validity of the securities offered by this prospectus supplement with respect to Marshall Islands law and certain other legal matters relating to United States and Marshall Islands law will be passed upon for us by Seward & Kissel LLP, New York, New York. The sales agent is being represented by Morgan, Lewis & Bockius LLP, New York, New York.

EXPENSES

The following are the estimated expenses of the issuance and distribution of the securities offered by this prospectus supplement, all of which will be paid by us.

Legal fees and expenses	$60,000

Accounting fees and expenses	$30,000

Miscellaneous	$10,000

Total:	$100,000

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